Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES RESULTS OF
2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, March 2, 2022 - Performance Shipping Inc. (NASDAQ: PSHG), (the “Company”), a global shipping company specializing in the ownership of tanker vessels, announced today that the Company’s Annual General Meeting of Shareholders (the “Meeting”) was duly held on February 28, 2022, in Athens, Greece, pursuant to a Notice of Annual Meeting of Shareholders dated February 3, 2022. Broadridge Financial Solutions, Inc. acted as inspector of the Meeting.

At the Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around February 3, 2022, was approved and adopted:

(1)          The election of Alex Papageorgiou and Mihalis Boutaris, each as a Class III director, whose term will expire at the Company’s 2025 annual meeting of shareholders, and the election of Loïsa Ranunkel, as a Class I director, whose term will expire at the Company’s 2023 annual meeting of shareholders; and

(2)          The appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2022.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company’s current fleet is employed on spot voyages, time charters, and through pool arrangements.